November 4, 2016

Division of Investment Management, Examiner U.S. Securities & Exchange Commission 100 F Street, NE Washington, DC 20549-4720

Re:    Gladstone Capital Corporation – Preliminary Proxy Statement, File No. 814-00237 (the “Preliminary Proxy”)

Dear Sir or Madam:

Gladstone Capital Corporation (the “Company”) kindly requests that the staff of Division of Investment Management of the Securities and Exchange Commission (the “Commission”) direct all comments on the Company’s Preliminary Proxy, filed with the Commission as of the date hereof to the attention of the Company’s General Counsel and Secretary, Michael LiCalsi, at (703) 287-5898 or by email at Michael.licalsi@gladstonecompanies.com or the Company’s Assistant General Counsel, Catherine Klaus, at (703) 287-5884 or by email at Catherine.klaus@gladstonecompanies.com.

Sincerely,

/s/ Michael LiCalsi

Michael LiCalsi

General Counsel and Secretary

150 Third Avenue South, Suite 2800

Nashville, TN 37201

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